Exhibit 99.1 Corporate Communications

CNH Industrial N.V. announces the extension for one additional year of its euro 4 billion committed revolving credit facility to March 2025

London, February 28, 2020

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) announces that it has extended its euro 4 billion committed revolving credit facility for one additional year with all lenders, by exercising the first one-year extension option.

The facility is now due to mature in March 2025.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom